EXHIBIT 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5 For more information, please see Kinross’ 2012 first quarter Financial Statements and MD&A at www.kinross.com

NEWS RELEASE

Kinross completes sale of Crixás mine interest for $220 million

Toronto, Ontario, June 28, 2012 – Kinross Gold Corporation (TSX: K, NYSE: KGC) announced today that, further to the Company’s news release dated May 29, 2012, it has completed the sale of its 50% interest in the Crixás (Serra Grande) gold mine in Brazil to an affiliate of AngloGold Ashanti for gross cash proceeds of US$220 million.

About Kinross Gold Corporation

Kinross is a Canadian-based gold mining company with mines and projects in Brazil, Canada, Chile, Ecuador, Ghana, Mauritania, Russia and the United States, employing approximately 8,000 people worldwide. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact
Steve Mitchell
Vice-President, Corporate Communications
phone: 416-365-2726
steve.mitchell@kinross.com

Investor Relations Contact
Erwyn Naidoo
Vice-President, Investor Relations
phone: 416-365-2744
erwyn.naidoo@kinross.com